Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	2005	2004	2003	2002	2001
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$926	$1,042	$847	$(27)	$651
Plus:
Fixed charges exclusive of capitalized interest	129	132	153	168	208
Amortization of capitalized interest	9	10	10	11	10
Adjustments for equity affiliates	20	6	3	6	26

Total	$1,084	$1,190	$1,013	$158	$895

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$81	$90	$107	$128	$169
Rentals - portion representative of interest	48	42	46	40	39

Fixed charges exclusive of capitalized interest	129	132	153	168	208
Capitalized interest	5	3	3	5	13

Total	$134	$135	$156	$173	$221

Ratio of earnings to fixed charges	8.1	8.8	6.5	—	4.0

Deficiency of earnings to fixed charges	$—	$—	$—	$(15)	$—